UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
             |_| Form N-SAR |_| Form N-CSR

For Period Ended: December 31, 2007
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items) to which the notification relates:

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PART I --      REGISTRANT INFORMATION

    Scottish Re Group Limited
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Full Name of Registrant

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Former Name if Applicable

    P.O. Box HM 2939, Crown House, Second Floor, 4 Par-la-Ville Road
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Address of Principal Executive Office (Street and Number)

    Hamilton HM08     Bermuda
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City, State and Zip Code


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PART II --     RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-17, 11-K, Form N-SAR or
                 Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or
[X] the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III --    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Scottish Re Group Limited (the "Company") is unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 by March 17, 2008 without unreasonable effort or expense for the reasons set forth below:

The well publicized mortgage credit and liquidity crisis has resulted in broad decreases in the fair value of sub-prime and Alt-A asset backed and residential mortgage backed securities, such as those held by the Company, during the second half of 2007. Under generally accepted accounting principles, the Company is required to determine the fair value of these securities carried on its consolidated balance sheet at December 31, 2007. The Company has yet to complete its process of evaluating mark-to-market valuation adjustments and other-than-temporary impairments in the carrying value of its securities. Additionally, as announced by the Company on February 22, 2008, its Board of Directors had determined to alter its strategic focus in response to prevailing market conditions and other business challenges. The Company is currently addressing the accounting and disclosure requirements arising from this change in strategy in the 2007 Form 10-K. Related to the foregoing, the Company's independent registered public accounting firm, Ernst & Young LLP, will be delayed in competing their audit of the Company's consolidated financial statements for the year ended December 31, 2007. These factors will result in the Company delaying the filing of its 2007 Form 10-K with the U.S. Securities and Exchange Commission that is due on March 17, 2008. The Company currently expects to make the filing on or about April 1, 2008.

PART IV --     OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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           Paul Goldean                          441-295-4451
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              (Name)                              (Telephone)
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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) [X] Yes [ ] No


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's revenues will decrease for the year ended December 31, 2007 primarily as a result of realized investment losses on its holdings of sub-prime and Alt-A asset backed and residential mortgage backed securities. Total benefits and expenses are expected to be comparable with the year ended December 31, 2006. However, the Company anticipates that its net loss after tax for the year ended December 31, 2007 will be lower than its net loss reported for the year ended December 31, 2006, although the exact amount of such change cannot be reported at this time.


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                            Scottish Re Group Limited
                            -------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: March 12, 2008               By:   /s/ Paul Goldean
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                                        Paul Goldean
                                        Chief Administrative Officer